Exhibit 99.1

Immuron Announces A $5.1M Private Placement to U.S. Fund

Melbourne, Australia, March 14, 2018: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases, is pleased to announce today that it has finalized a private placement capital raising with a large U.S. institutional investment fund.

Joseph Gunnar & Co., LLC and H.C. Wainwright & Co. acted as exclusive joint placement agents for the offering.

The terms of the private placement will raise Immuron approximately A$5.1 million (before costs of the offer) for the issuance of 13,162,744 new ASX shares at A$0.39 per share, plus three new free-attaching options for every 5 new shares issued resulting in 7,897,647 new options being issued exercisable at A$0.468 per option, expiring 5 years from the date of issue. The placement is expected to complete on March 15, 2018, subject to customary conditions.

Immuron expects this capital raise to secure the future funding needs of Immuron’s other ongoing clinical programs, support marketing initiatives surrounding the Company’s flagship product Travelan, which has already experienced significant sales growth through the first half of financial year 2018, and provide ongoing working capital for the Company.

Immuron’s CEO Dr. Jerry Kanellos commented:

“Immuron has received a number of recent offers for financial support following the release of the Company’s positive top-line results of its IMM-124E Phase II Non-Alcoholic Steatohepatitis (NASH) clinical study.

We’re very pleased that we have been able to partner with this large US institutional investor for this raising and for them to take such a significant position in our Company brings stability and validation to the Company’s share register.”

This press release and the information it contains does not, and will not, constitute a public offering to subscribe for or sell, nor the solicitation of an offer to subscribe for or buy, securities of Immuron in the United States or any other jurisdiction where restrictions may apply. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended and applicable State securities laws. Immuron does not intend to register securities or conduct a public offering in the United States.

This distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.

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COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.